# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PACIFIC HEALTH CARE ORGANIZATION INC, CIK 0001138476
CUSIP: 69439P407
Title of class of securities: Common Stock, $.001 par value per share
Address of issuer's principal executive offices: 19800 MacArthur Boulevard, Suites 306 & 307, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 05/27/2026
Filed by CIK 0001271519
Persons authorized to receive notices and communications: Tom Kubota, 2618 San Miguel Drive, #477, Newport Beach, California (CA), 92660, (949) 721-8272

## Reporting persons
- Tom Kubota (CIK 0001271519): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,491,258; shared voting power 0; sole dispositive power 8,491,258; shared dispositive power 0; aggregate amount beneficially owned 8,491,258 (66.3% of the class)
  Comment: (1) With respect to the share numbers set forth in rows 7, 9 and 11 in the table above, these consist of 8,475,258 shares of the Issuer's Common Stock and 16,000 shares of the Issuer's Series A Preferred Stock owned by the Reporting Person. The Series A Preferred Stock is convertible to Common Stock of the Issuer on a one-share-for-one-share basis, based on the number of shares of Series A Preferred Stock converted and not the number of votes represented by such converted shares of Series A Preferred Stock. The Series A Preferred Stock is convertible only by the holder thereof and is convertible at any time. Each outstanding share of Series A Preferred Stock is entitled to vote as 20,000 shares of Common Stock.
  
  (2) With respect to the shares referenced in rows 7, 9 and 11 in the table above, they are held through the Tom Kubota Revocable Trust of 2013 (the "Trust"). The Reporting Person is the sole Trustee of the Trust and may be deemed to have voting and dispositive power over the shares held by the Trust.
  
  (3) With respect to the percentage set forth in row 13 in the table above, it is calculated based on 12,816,000 shares of Common Stock of the Issuer, including 12,800,000 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2026, and assuming the issuance of 16,000 shares of Common Stock as if the Reporting Person had converted the 16,000 shares of the Issuer's Series A Preferred Stock held by him to 16,000 shares of Common Stock of the Issuer.
  
  EXPLANATORY NOTE
  
  This Amendment No. 22 ("Amendment No. 22"), dated June 2, 2026, amends and supplements the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "Commission") on June 27, 2008, relating to shares of Common Stock, $0.001 par value per share ("Common Stock") of Pacific Health Care Organization, Inc. (the "Issuer"), as amended and supplemented by Schedule 13D/A-1 filed on August 28, 2008, Schedule 13D/A-2 filed on May 14, 2010, Schedule 13D/A-3 filed on May 14, 2010, Schedule 13D/A-4 filed on April 20, 2012, Schedule 13D/A-5 filed on May 21, 2013, Schedule 13D/A-6 filed March 12, 2014, Schedule 13D/A-7 filed April 30, 2014, Schedule 13D/A-8 filed on June 10, 2014, Schedule 13D/A-9 filed on June 17, 2014, Schedule 13D/A-10 filed on March 31, 2015, Schedule 13D/A-11 filed on November 16, 2015, Schedule 13D/A-12 filed on November 18, 2015, and Schedule 13D/A-13 filed on December 1, 2016, Schedule 13D/A-14 filed on January 10, 2018, Schedule 13D/A-15 filed on May 1, 2018, Schedule 13D/A-16 filed on May 16, 2018, Schedule 13D/A-17 filed on January 31, 2020, Schedule 13D/A-18 filed on March 30, 2020, Schedule 13D/A-19 filed on December 29, 2021, Schedule 13D/A-20 filed on August 31, 2023, and Schedule 13D/A-21 filed on September 28, 2023 (collectively referred to herein as the "Schedule 13D"). Only those items hereby reported in this Amendment No. 22 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 par value per share
Name of issuer: PACIFIC HEALTH CARE ORGANIZATION INC
Address of issuer's principal executive offices: 19800 MacArthur Boulevard, Suites 306 & 307, Irvine, California (CA), 92612

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Tom Kubota (the "Reporting Person"). These shares covered by this filing are held through the Tom Kubota Revocable Trust of 2013 (the "Trust"). The Reporting Person is the sole Trustee of the Trust and may be deemed to have voting and dispositive power over the shares held by the Trust.
Residence or business address:
Business Address: 2618 San Miguel Drive, #477
Newport Beach, California 92660
Present principal occupation or employment: CEO, President and Chairman of the Board of Directors of the Issuer
Criminal convictions in the last five years: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

All shares of the Issuer's Common Stock acquired by the Reporting Person were acquired with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisitions were not for the purpose of changing control of the Issuer. Prior to and following the acquisitions, the Reporting Person was and continues to be the Chief Executive Officer, President and Chairman of the board of directors (the "Board") of the Issuer. Prior to the acquisitions, the Reporting Person was the single largest holder of Common Stock of the Issuer, owning approximately 65.7% of the outstanding Common Stock of the Issuer. The Reporting Person made the acquisitions because the shares were available for sell and he chose to acquire them. The Reporting Person anticipates he will make additional acquisitions from time-to-time. The Reporting Person did not make the acquisitions with intent to or for the purpose of effecting any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. It is anticipated that future acquisitions by the Reporting Person would also not be for the purpose of effecting any of the transactions described in (b) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Through the Trust the Reporting Person beneficially owns 8,475,258 shares of Common Stock and 16,000 shares of Series A Preferred Stock of the Issuer. The Reporting Person's beneficial ownership of Common Stock represents approximately 66.3% of the Issuer's Common Stock, based on the number of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2026. The Series A Preferred Stock converts into Common Stock of the Issuer on a one-share-for-one-share basis, based on the number of shares of Series A Preferred Stock converted, at the election of the Reporting Person and has no expiration date; however, as of the date hereof, the Reporting Person has not converted any shares of the Series A Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

As sole Trustee of the Trust, the Reporting Person may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all shares held by the Trust.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On May 27, 2026, the Reporting Person acquired 65,258 shares of Common Stock of the Issuer on the open market for $1.00 per share. Other than the foregoing, the Reporting Person has not engaged in any transactions in the Common Stock of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Tom Kubota: /s/ Tom Kubota, Tom Kubota (06/02/2026)